BRF S.A.

 A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY FROM THE 1st/15 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE: January 29, 2015 at 09:00 a.m. at Rua Hungria 1400, 5th floor in the city and state of São Paulo.  CHAIR: Sérgio Ricardo Silva Rosa presided at the meeting at the request of the Chairman of the Board. Secretary: José Roberto Pernomian Rodrigues. ATTENDANCE: The majority of the effective members of the Board of Directors were present. RESOLUTIONS: 1. Approved the guidance on voting to be exercised by BRF at the General Shareholders’ Meeting of K&S Alimentos S.A. (“K&S”) for approving the investment in Capex to be made from K&S’s own capital in the approximate amount of R$4.3 million. 2. Approved the establishment of a subsidiary in Shanghai, China (Wholly Foreign Owned Enterprise - WFOE), which will undertake trading activities as a subsidiary of BRF GmbH. 3. Other internal matters of the Company. This is a summary from the full minutes of the Meeting of the Board of Directors and was signed by all the Directors in attendance. Abilio dos Santos Diniz; Sérgio Ricardo Silva Rosa; Carlos Fernando Costa; José Carlos Reis Magalhães Neto; Luis Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Paulo Assunção de Sousa; Vicente Falconi Campos. São Paulo-SP, January 29, 2015. (I certify that this is an excerpt from the full minutes transcribed in Book 4, folios 28 to 30, of minutes of Ordinary and Extraordinary Meetings of the Board of Directors).

José Roberto Pernomian Rodrigues

Secretary